Exhibit 99.1

Notice of Results of Special General Meeting of Shareholders

Evogene Ltd., or the Company, announced today that all of the proposals submitted for shareholder approval at its Special General Meeting of Shareholders, held on March 11, 2014 in Rehovot, Israel were duly approved. At the meeting, shareholders of the Company approved each of the following by the requisite majorities under the Company’s articles of association and the Israeli Companies Law, 5799-1999:

(i)(a)       The election of Mr. Akiva Mozes as a director of the Company for a one year term.

(i)(b)       The reelection of Mr. Ziv Kop as a director of the Company for a one year term.

(ii)	A Compensation Policy for the office holders of the Company, in accordance with the requirements of the Israeli Companies Law.

(iii)(a)
An initial grant of options, and subsequent annual grants of options, to Mr. Akiva Mozes in accordance with the grant mechanism described in the Compensation Policy, subject to his continued service on the Company’s Board of Directors.

(iii)(b)
An initial grant of options, and subsequent annual grants of options, to Mr. Ziv Kop in accordance with the grant mechanism described in the Compensation Policy, subject to his continued service on the Company’s Board of Directors.

(iv)
Payment of a one-time cash bonus to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer, in respect of his role in the Company’s successful consummation of its recent initial public offering in the United States.

March 12, 2014